SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

( AMENDMENT 3 )

WISCONSIN ENERGY CORP.

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

976657106

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1 (b)
Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 976657106	13G/A	Page 1 of 4 pages

1.	Names of reporting persons	J.P.Morgan Chase & Co.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	13-2624428

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	4,014,579
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	127,107
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	4,976,566
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	301,135

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,280,701

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12.	TYPE OF REPORTING PERSON*	HC

Item 1(a).	Name of Issuer:
WISCONSIN ENERGY CORP.

Item 1(b).	Address of Issuer's Principal Executive Offices:
231 WEST MICHIGAN STREET PO BOX 2949 MILWAUKEE, WI 53201

Item 2(a).	Name of Person Filing:
J.P. MORGAN CHASE & CO

Item 2(b).	Address of Principal Business Office or, if None, Residence:
270 PARK AVE
NEW YORK, NY 10017

Item 2(c).	Citizenship
Delaware

Item 2(d).	Title of Class of Securities:
COMMON STOCK
Unless otherwise noted, security being reported is common stock

Item 2(e).	CUSIP Number:	976657106

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
or (c), Check Whether the Person Filing is a :

(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)		Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	X	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(b), check this box.	X

Item 4.	Ownership

Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 5,280,701
	Including 0 shares where there is a Right to Acquire.
(b)	Percent of class: 4.5%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	4,014,579
	(ii)	Shared power to vote or to direct the vote	127,107
	(iii)	Sole power to dispose or to direct the disposition of	4,976,566
	(iv)	Shared power to dispose or to direct the disposition of	301,135

Item 5.	Ownership of Five Percent or Less of a Class. YES

If this statement is being filed to report the fact that as of the date
Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
J.P. Morgan Chase & Co. is the beneficial owner of 5,280,701 shares of the
Issuer's common stock on behalf of other persons known to have one or more of
The following:
The right to receive dividends for such securities;
The power to direct the receipt of dividends from such securities;
The right to receive the proceeds from the sale of such securities;
The right to direct the receipt of proceeds from the sale of such securities;
No such person is known to have an interest in more than 5% of the class of
Securities reported herein unless such person is identified below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
This notice is filed on behalf of J.P. Morgan Chase & Co. and its wholly owned
Subsidiaries, JP Morgan Chase Bank, J.P. Morgan Investment Management, Inc., and Robert Fleming Holdings Ltd.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002	J.P. Morgan Chase & Co.
By: /s/ Margaret R. Rubin
--------------------------------------
Margaret R. Rubin
Corporate Compliance

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.